UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

Date of Report: May 2, 2024

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Cellectis S.A.

This information included in this report on Form 6-K, excluding the press release furnished as Exhibit 99.1 hereto, shall be deemed to be incorporated by reference in the Company’s registration statements on Form F-3 (No. 333-265826) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717, 333-258514, 333-267760 and 333-273777), to the extent not superseded by documents or reports subsequently filed.

Management Update

On April 29, 2024, Bing Wang, the Chief Financial Officer of Cellectis S.A. (the “Company”), gave notice to the Company of his resignation, which became effective May 2, 2024. Mr. Wang will remain with the Company through May 17, 2024 to assist with the transition. Mr. Wang’s resignation was not related to any dispute or disagreement with the Company, including with respect to any matter relating to its accounting or financial reporting policies or practices.

Effective immediately, the Company appointed Arthur Stril, who currently serves as the Company’s Chief Business Officer, as the Company’s interim Chief Financial Officer, while the Company engages in a search for a permanent Chief Financial Officer.

Mr. Stril, 35, joined Cellectis in July 2018 as Vice President, Corporate Development, and was appointed Chief Business Officer in 2020. Mr. Stril serves on the board of directors of Primera Therapeutics, Inc. since May 2023, serving as a director designated by Cellectis Mr. Stril began his career at the European Commission’s Directorate-General for Competition, controlling global pharmaceutical mergers. He later became Head of the Hospital Financing Unit at the French Ministry of Health. Mr. Stril graduated from the École Normale Supérieure, Paris & Cambridge University, and holds a diploma in Immunotherapy from the Université Paris-Descartes. Mr. Stril is also a member of the French Corps des Mines and serves on the Board of Advisors of non-profit, Life Science Cares.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated May 2, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A
(Registrant)
Date: May 2, 2024
	By:	/s/ André Choulika
	Name:	André Choulika
	Title:	Chief Executive Officer